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                                                                    EXHIBIT 4.32

                             [LETTERHEAD OF OPENTV]

September 5, 2001

James Brown
[Personal Residence Address]

Dear James:

OpenTV is pleased to confirm your new position as General Manager OpenTV Interactive and EVP Corporate Development. You will continue reporting into James Ackerman, CEO. You will work at our facility located in Mountain View, CA. Of course, OpenTV may change your position, duties, and work location from time to time, as it deems necessary.

Your new base salary will increase to $245,000 annually ($10,208.33 per regular pay period), with an effective date of October 1, 2000. Your target annual bonus will remain at 35%. This bonus will be subject to the attainment of individual and company-based goals. In addition, you will continue to receive all of the benefits that you presently enjoy with OpenTV.

Subject to approval by the Board of Directors, you will be granted an option to purchase 40,000 shares of OpenTV Corp.'s Class A Common Stock under the Company's 1999 Stock Option/Stock Issuance Plan. The per share exercise price of the option will be equal to the per share fair market value of the common stock on the date of grant, as determined by the Board of Directors. The option will be evidenced by the Company's standard stock option agreement. So long as you continue in service with the Company, the option will vest with respect to 25% of the option shares upon completion of one year of service with the Company and with respect to the balance in 36 successive equal monthly installments upon your completion of each additional month of service thereafter.

If you agree to the terms of this offer, kindly sign and return this letter to me by September 14, 2001.


Sincerely,
OpenTV

/s/ Mark Meagher

Mark Meagher
Vice President Finance and Administration



Employee Signature:  /s/ James Brown
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                     James Brown

Date:
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